                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 30, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  AEROQUIP-VICKERS SAVINGS AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation,
                  1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   (Name of Plan)
                                            AEROQUIP-VICKERS SAVINGS AND
                                            PROFIT SHARING PLAN

         Date: September 1, 1999            By:   Eaton Corporation Pension
                                            Administration Committee


                                            By:     /s/ S. J. Cook
                                                 -------------------
                                                     (Signature)
                                                S. J. Cook
                                                Vice President-Human Resources
                                                Eaton Corporation

                              FINANCIAL STATEMENTS
                                AEROQUIP-VICKERS
                         SAVINGS AND PROFIT-SHARING PLAN

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                       WITH REPORT OF INDEPENDENT AUDITORS

                                Aeroquip-Vickers
                         Savings and Profit-Sharing Plan

                              Financial Statements


                     Years ended December 31, 1998 and 1997





                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Assets Available for Plan Benefits..............................2
Statements of Changes in Assets Available for Plan Benefits...................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................14
Line 27d - Schedule of Reportable Transactions...............................15

[ERNST & YOUNG LLP LETTERHEAD]


                         Report of Independent Auditors

Administrative Committee
Aeroquip-Vickers
   Savings and Profit-Sharing Plan

We have audited the accompanying statements of assets available for plan benefits of the Aeroquip-Vickers Savings and Profit-Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.


                                                       Ernst & Young LLP

Cleveland, OH
June 11, 1999



                Aeroquip-Vickers Savings and Profit-Sharing Plan

                Statements of Assets Available for Plan Benefits


                                                                                DECEMBER 31
                                                                         1998                1997
                                                                  ------------------------------------

ASSETS (Note 1)
   Contributions receivable from employer                            $ 23,623,629      $ 27,508,579
   Contributions receivable from employees                                   --             302,958
   Investments:
     Fixed Income Fund                                                245,763,003       231,860,798
     Vanguard Mutual Funds                                            445,404,620       388,303,242
     Aeroquip-Vickers Stock Fund (Note 8)                              47,267,654        46,772,500
     Cincinnati Milacron Stock Fund                                       858,168         1,378,428
     Loans receivable from plan participants                           19,541,011        17,856,938
                                                                     ------------------------------
                                                                      758,834,456       686,171,906
                                                                     ------------------------------
Assets available for plan benefits                                   $782,458,085      $713,983,443
                                                                     ==============================


See accompanying notes.



                Aeroquip-Vickers Savings and Profit-Sharing Plan

           Statements of Changes in Assets Available for Plan Benefits

                          Year ended December 31, 1998


Additions:
   Contributions by employees                                        $ 24,565,166
   Contributions by employer                                           30,755,413
   Net investment income:
     Interest                                                          17,875,573
     Dividends                                                         27,977,000
                                                                     ------------
                                                                       45,852,573

   Realized and unrealized gains on investments                        20,507,683
                                                                     ------------
                                                                      121,680,835

Deductions:
   Distributions to participants                                       53,084,733
   Investment management fees                                              99,609
   Asset transfers out due to sales of facilities                          21,853
                                                                     ------------
                                                                       53,206,195
                                                                     ------------
Net additions                                                          68,474,640

Assets available for plan benefits at beginning of year               713,983,445
                                                                     ------------
Assets available for plan benefits at end of year                    $782,458,085
                                                                     ============


See accompanying notes.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF THE PLAN

The Aeroquip-Vickers Savings and Profit-Sharing Plan (the Plan) is a defined contribution plan. Eligible participants include all U. S. regular full-time salaried employees and non-bargaining hourly employees of Aeroquip-Vickers, Inc. ("Company") and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), on their ninety-first day of employment. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Temporary employees who work less than 1,000 hours during a 12-month period and interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent) up to an annual limit imposed by the Internal Revenue Service ($10,000 in 1998).

The contribution receivable amount primarily consists of the profit sharing contributions for the year. Profit-sharing contributions to the Plan by the Company are based on the level of return on net assets. These contributions are paid to the Plan by the Company during the first quarter of the following year.

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPD") for the plan. Copies of the SPD are available from the Human Resource Services department of the Company.

In December 1995, the Company acquired the Electronic Systems Division (ESD) of Cincinnati Milacron, Inc. The ESD employees' retirement funds were transferred into the Plan in March 1996 and such participants became eligible for participation in the Plan as of the date of transfer. Participants were given the option to retain their investment in the Cincinnati Milacron Stock fund or to direct their funds into any options available within the Plan.

               Aeroquip-Vickers Savings and Profit-Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

On December 7, 1996, the Company acquired the Electrical Engineering & Manufacturing Company (EEMCO), a division of DATRON, Inc. The EEMCO employees' funds were transferred into the Plan in February 1997 and such participants became eligible for participation in the Plan as of the date of transfer.

On July 25, 1997, the Company sold its interest in two manufacturing facilities to its 51%-owned subsidiary, Aeroquip Inoac Company. The two manufacturing facilities employees' retirement funds were transferred out of this plan in September 1997 and such participants were terminated from the plan as of the date of transfer.

Each participant individually directs his or her contributions and Aeroquip-Vickers' contributions, except for 25 percent of Aeroquip-Vickers profit-sharing contribution, into one or more of the following investment funds (in multiples of 1 percent).

(1) The Fixed Income Fund is invested in fully benefit-responsive insurance company investment contracts, including synthetic investment contracts, bank investment contracts and their equivalents. These contracts pay a negotiated fixed or variable interest rate for a period of one to five years. At December 31, 1998 and 1997, the investment contracts had a weighted average crediting interest rate of 7.80% and 6.92%, respectively. The average yield on these contracts was 7.27% and 6.68% for the years ended December 31, 1998 and 1997, respectively.

         Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

(2) Vanguard Mutual Funds are managed by The Vanguard Fiduciary Trust Company. There are nine individual mutual funds in which participants may invest:

          (a)     Vanguard Treasury Money Market Portfolio Fund (Money Market
                  Fund): Money in the Money Market Fund is 100 percent invested in securities backed by the full faith and credit of the U. S. Government. It seeks the maximum current income that is consistent with the preservation of capital and liquidity. Average maturities for the securities held by the Money Market Fund are normally maintained in the range of 30 - 60 days and no longer than one year.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

          (b) Vanguard LifeStrategy Portfolios - Conservative Growth Portfolio (LifeStrategy Conservative Growth Fund): Money in the Conservative Growth Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income, or money market securities and seeks to provide a combination of income and low-to-moderate growth by investing in a combination of stocks, bonds, and short-term reserves.

          (c) Vanguard Fixed Income Securities - Long-term Corporate Portfolio Fund (Fixed Income Securities Fund): Money in the Fixed income Securities Fund is invested in a diversified portfolio of long-term investment grade bonds which seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity.

          (d) Vanguard STAR Portfolio Fund (STAR Fund): Money in the STAR Fund is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income or money market securities. It is designed as a balanced "fund of funds" for long-term investors.

          (e) Vanguard/Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

          (f) Vanguard Index Trust - 500 Portfolio Fund (Index Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

          (g) Vanguard LifeStrategy Portfolios - Growth Portfolio (LifeStrategy Growth Fund): Money in the Growth Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income, or money market securities and seeks to provide a combination of long-term growth and income by investing in a combination of stocks, bonds, and short-term reserves.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

          (h) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

          (i) Vanguard International Growth Portfolio Fund (International Growth Fund): Money in the International Growth Fund is invested in non-U. S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

(3) Aeroquip-Vickers Stock Fund (see Note 8) is invested in Aeroquip-Vickers common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the Aeroquip-Vickers Stock Fund until distribution to the participant or until the participant reaches age 55. Upon reaching age 55, the participant has the option to redirect the investment from the Aeroquip-Vickers Stock Fund into any of the other available funds.

         Participants may also elect to have additional amounts over Aeroquip-Vickers' 25 percent profit-sharing contribution invested in the Aeroquip-Vickers Stock Fund. Aeroquip-Vickers common stock is acquired in open market purchases at fair market value. Participant directed contributions to the Aeroquip-Vickers Stock Fund amounted to $1,939,923 and $1,661,888 for the years ended December 31, 1998 and 1997, respectively, with accumulated participant contributions and earnings of $27,686,220 and $19,120,338 at December 31, 1998 and 1997,
         respectively.

(4) The Cincinnati Milacron Stock Fund is invested in Cincinnati Milacron Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. No contributions, rollovers, or transfers are permitted into the fund.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). The VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participants of the Plan have general purpose and home loans available. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent at the loan origination date.

Aeroquip-Vickers, Inc. reserves the right to amend, modify or terminate the Plan at any time.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION AND INCOME RECOGNITION

Marketable securities are stated at aggregate fair value and are valued at the last sales price quoted by a national securities exchange on the last business day of the plan year. Mutual funds are stated at the net asset value on the last business day of the plan year. The difference between fair value and the cost of investments is reflected in the statement of changes in assets available for plan benefits as unrealized gains (losses) on investments.

Guaranteed investment contracts are stated at contract value. The contract value of these fully benefit-responsive contracts approximates the fair value.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans receivable are stated at cost which approximates fair value.

Realized gains or losses on the sales of investments represent the differences between the proceeds received upon the sale and the cost of investments sold, determined on an average cost basis.

3. DISTRIBUTIONS

A participant is entitled to the distributions provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the plan administrator will distribute the participant's entire interest in one lump sum payment.

Profit-sharing and matching contributions and their earnings may be withdrawn prior to age 59-1/2 in an amount not to exceed the value of the pretax contributions account at December 31, 1993 and only after all after-tax contributions and their earnings have been withdrawn. Withdrawals of profit-sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

4. INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.




                                          Aeroquip-Vickers Savings and Profit-Sharing Plan

                                              Notes to Financial Statements (continued)

6. CHANGES IN ASSETS BY INVESTMENT OPTION

                                                                                                        Aeroquip-       Cincinnati
                                                                        Fixed          Vanguard          Vickers         Milacron
                                                                     Income Fund     Mutual Funds      Stock Fund       Stock Fund
                                                                    ----------------------------------------------------------------

Assets available for plan benefits at December 31, 1997             $ 231,860,799   $ 388,303,288    $  46,772,500    $   1,378,433
Reclassification of prior year contributions receivable                 5,357,334      15,006,194        7,574,845
                                                                    ----------------------------------------------------------------
                                                                      237,218,133     403,309,482       54,347,345        1,378,433
Additions:
   Contributions:
     Employee                                                           5,066,601      18,448,142        1,050,423
     Employer                                                           5,759,305      18,184,249        6,811,859
                                                                    ----------------------------------------------------------------
                                                                       10,825,906      36,632,391        7,862,282
   Net investment income:
     Interest                                                          16,258,835
     Dividends                                                                         26,873,417       1,082,083           21,500
   Realized and unrealized gains on investments                                        42,664,510     (21,903,633)        (253,194)
                                                                    ----------------------------------------------------------------
                                                                       27,084,741     106,170,318     (12,959,268)        (231,694)
Deductions:
   Distributions to participants                                       19,877,622      28,541,336        3,265,784            5,958
   Investment management fees                                              22,906          68,337            8,252              114
   Asset transfers out due to sales of facilities                           2,934           9,436            7,875
                                                                    ----------------------------------------------------------------
                                                                       19,903,462      28,619,109        3,281,911            6,072
                                                                    ----------------------------------------------------------------
Net additions prior to transfers                                        7,181,279      77,551,209      (16,241,179)        (237,766)

Net transfers among investment funds                                    5,460,273     (22,596,511)      15,828,877         (282,500)

Assets available for plan benefits at December 31, 1998             $ 249,859,685   $ 458,264,180    $  53,935,043    $     858,167
                                                                    ================================================================

Investment amount included in assets available for plan benefits:
     December 31, 1998                                              $ 245,763,003   $ 445,404,620    $  47,267,654    $     858,168
                                                                    ================================================================
     December 31,1997                                               $ 231,860,798   $ 388,303,242    $  46,772,500    $   1,378,428
                                                                    ================================================================


                                                                       Participant     Contributions
                                                                          Loans          Receivable         Total
                                                                      ----------------------------------------------

Assets available for plan benefits at December 31, 1997               $  17,730,050    $  27,938,375   $ 713,983,445
Reclassification of prior year contributions receivable                           2      (27,938,375)            --
                                                                      ----------------------------------------------
                                                                         17,730,052             --       713,983,445
Additions:
   Contributions:
     Employee                                                                                             24,565,166
     Employer                                                                                             30,755,413
                                                                      ----------------------------------------------
                                                                                                          55,320,579
   Net investment income:
     Interest                                                             1,616,738                       17,875,573
     Dividends                                                                                            27,977,000
   Realized and unrealized gains on investments                                                           20,507,683
                                                                      ----------------------------------------------
                                                                          1,616,738                      121,680,835
Deductions:
   Distributions to participants                                          1,394,033                       53,084,733
   Investment management fees                                                                                 99,609
   Asset transfers out due to sales of facilities                             1,608                           21,853
                                                                      ----------------------------------------------
                                                                          1,395,641                       53,206,195
                                                                      ----------------------------------------------
Net additions prior to transfers                                            221,097                       68,474,640

Net transfers among investment funds                                      1,589,861                              --
                                                                      ----------------------------------------------
Assets available for plan benefits at December 31, 1998               $  19,541,010    $        --     $ 782,458,085
                                                                      ==============================================

Investment amount included in assets available for plan benefits:
     December 31, 1998                                                $  19,541,011    $        --     $ 758,834,456
                                                                      ==============================================
     December 31,1997                                                 $  17,856,938    $        --     $ 686,171,906
                                                                      ==============================================



                Aeroquip-Vickers Savings and Profit-Sharing Plan

7. VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1998 is as follows:

                                                                                      LifeStrategy        Fixed
                                                                         Money        Conservative        Income
                                                                         Market          Growth         Securities      Star
                                                                         Fund             Fund             Fund         Fund
                                                                    ----------------------------------------------------------------

Assets available for plan benefits at December 31, 1997             $  16,064,455   $   3,408,126   $   5,421,025   $ 102,515,386
Reclassification of prior year contributions receivable                 3,322,140         117,189         221,528       2,941,051
                                                                    ----------------------------------------------------------------
                                                                       19,386,595       3,525,315       5,642,553     105,456,437
Additions:
   Contributions:
     Employee                                                           1,460,821         331,103         344,327       3,297,520
     Employer                                                           3,574,173         205,556         281,218       3,248,296
                                                                    ---------------------------------------------------------------
                                                                        5,034,994         536,659         625,545       6,545,816

   Dividends                                                              943,057         327,484         672,182       8,506,689
   Realized and unrealized gains on investments                                           423,633           9,289       3,371,691
                                                                    ---------------------------------------------------------------
                                                                        5,978,051       1,287,776       1,307,016      18,424,196
Deductions:
   Distributions to participants                                        2,287,921         315,876       1,051,049       6,129,366
   Investment management fees                                              13,688             853             594          21,968
   Asset transfers out due to sales of facilities                                                                           4,229
                                                                    ---------------------------------------------------------------
                                                                        2,301,609         316,729       1,051,643       6,155,563
                                                                    ---------------------------------------------------------------
Net additions prior to transfers                                        3,676,442         971,047         255,373      12,268,633

Net transfers among investment funds                                    1,290,616       2,757,139       3,670,678     (11,959,246)
                                                                    ---------------------------------------------------------------
Assets available for plan benefits at December 31, 1998             $  24,353,653   $   7,253,501   $   9,568,604   $ 105,765,824
                                                                    ===============================================================

Investment amount included in assets available for plan benefits:
   December 31, 1998                                                $  21,340,616   $   7,105,342   $   9,318,313   $ 103,574,121
                                                                    ===============================================================
   December 31,1997                                                 $  16,064,455   $   3,408,126   $   5,421,025   $ 102,515,386
                                                                    ===============================================================


                                                                                                        LifeStrategy      Morgan
                                                                        Windsor II       Index 500        Growth          Growth
                                                                          Fund             Fund            Fund            Fund
                                                                    ----------------------------------------------------------------

Assets available for plan benefits at December 31, 1997             $  88,863,479    $ 101,121,055    $   3,079,518   $  43,025,550
Reclassification of prior year contributions receivable                 2,700,866        3,145,753          197,786       1,551,034
                                                                    ----------------------------------------------------------------
                                                                       91,564,345      104,266,808        3,277,304      44,576,584
Additions:
   Contributions:
     Employee                                                           4,035,321        4,781,371          464,427       2,250,202
     Employer                                                           3,411,997        4,267,624          373,113       1,899,307
                                                                    ----------------------------------------------------------------
                                                                        7,447,318        9,048,995          837,540       4,149,509

   Dividends                                                            9,968,435        1,982,408          186,410       3,797,256
   Realized and unrealized gains on investments                         3,925,642       26,140,605          636,306       4,871,560
                                                                    ----------------------------------------------------------------
                                                                       21,341,395       37,172,008        1,660,256      12,818,325
Deductions:
   Distributions to participants                                        5,878,638        8,131,710          289,273       3,117,067
   Investment management fees                                              15,293            8,754            1,055           3,909
   Asset transfers out due to sales of facilities                                            5,207
                                                                    ----------------------------------------------------------------
                                                                        5,893,931        8,145,671          290,328       3,120,976
                                                                    ----------------------------------------------------------------
Net additions prior to transfers                                       15,447,464       29,026,337        1,369,928       9,697,349

Net transfers among investment funds                                   (6,524,596)      (3,256,090)       1,045,059      (4,493,674)
                                                                    ----------------------------------------------------------------
Assets available for plan benefits at December 31, 1998             $ 100,487,213    $ 130,037,044    $   5,692,291   $  49,780,259
                                                                    ================================================================

Investment amount included in assets available for plan benefits:
   December 31, 1998                                                $  98,226,344    $ 127,189,820    $   5,418,342   $  48,514,594
                                                                    ================================================================
   December 31,1997                                                 $  88,863,479    $ 101,121,009    $   3,079,518   $  43,025,550
                                                                    ================================================================

                                                                                             Total
                                                                       International        Vanguard
                                                                          Growth             Mutual
                                                                           Fund               Funds
                                                                    -------------------------------

Assets available for plan benefits at December 31, 1997             $  24,804,694    $ 388,303,288
Reclassification of prior year contributions receivable                   808,847       15,006,194
                                                                    ------------------------------
                                                                       25,613,541      403,309,482
Additions:
   Contributions:
     Employee                                                           1,483,050       18,448,142
     Employer                                                             922,965       18,184,249
                                                                    ------------------------------
                                                                        2,406,015       36,632,391

   Dividends                                                              489,496       26,873,417
   Realized and unrealized gains on investments                         3,285,784       42,664,510
                                                                    ------------------------------
                                                                        6,181,295      106,170,318
Deductions:
   Distributions to participants                                        1,340,436       28,541,336
   Investment management fees                                               2,223           68,337
   Asset transfers out due to sales of facilities                                            9,436
                                                                    ------------------------------
                                                                        1,342,659       28,619,109
                                                                    ------------------------------
Net additions prior to transfers                                        4,838,636       77,551,209

Net transfers among investment funds                                   (5,126,397)     (22,596,511)
                                                                    ------------------------------
Assets available for plan benefits at December 31, 1998             $  25,325,780    $ 458,264,180
                                                                    ==============================

Investment amount included in assets available for plan benefits:
   December 31, 1998                                                $  24,717,128    $ 445,404,620
                                                                    ==============================
   December 31,1997                                                 $  24,804,694    $ 388,303,242


                Aeroquip-Vickers Savings and Profit-Sharing Plan

8. SUBSEQUENT EVENT

On February 1, 1999, Eaton Corporation and Aeroquip-Vickers, Inc. announced that the companies had entered into an "Agreement and Plan of Merger" whereby Eaton Corporation would acquire all of the outstanding shares of Aeroquip-Vickers, Inc. for $58 per share in cash. The merger was finalized in April 1999. All participants with 401(k) investments in Aeroquip-Vickers stock were redeemed by Eaton for $58 per share with the proceeds being reinvested in Vanguard Mutual Funds based on the participant's investment election for future contributions. If notification of investment elections was not received, all monies were invested in The Vanguard U.S.
Money Market Treasury Fund.

9. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             Supplemental Schedules



                                          Aeroquip-Vickers Savings and Profit-Sharing Plan

                                               Employer Identification No. 34-4288310
                                                            Plan No. 015

                                      Line 27a - Schedule of Assets Held for Investment Purpose

                                                          December 31, 1998



                                                                                                                    CURRENT
          IDENTITY OF ISSUE                            INVESTMENT TYPE                          COST                 VALUE
--------------------------------------------------------------------------------------------------------------------------------

*Vanguard 500 Index Fund                             Registered Investment Company       $  76,040,010.35       $127,189,820.41
*Vanguard International Growth Fund                  Registered Investment Company          20,482,770.00         24,717,129.05
*Vanguard LifeStrategy Conservative Growth Fund      Registered Investment Company           6,633,386.69          7,105,341.61
*Vanguard LifeStrategy Growth Fund                   Registered Investment Company           4,734,730.78          5,418,341.80
*Vanguard LT Corporate Fund                          Registered Investment Company           9,115,714.61          9,318,313.42
*Vanguard Morgan Growth Fund                         Registered Investment Company          39,032,886.20         48,514,593.51
*Vanguard STAR Fund                                  Registered Investment Company          88,040,535.65        103,574,121.22
*Vanguard Treasury Money Market                      Registered Investment Company          21,340,615.50         21,340,615.50
*Vanguard Windsor II Fund                            Registered Investment Company          80,067,743.95         98,226,343.68
*Aeroquip-Vickers Stock Fund                         Company Stock Fund                     56,309,848.99         47,267,654.44
*Cincinnati Milacron Stock                           Company Stock Fund                        893,555.89            858,168.42
*Participant loans                                   6% - 10%                                        -            19,541,010.69
*Aeroquip-Vickers Fixed Income Fund                  Unallocated Insurance Contract        245,763,002.61        245,763,002.61
                                                                                                           --------------------
Total assets held for investment purposes                                                                       $758,834,456.36
                                                                                                           ====================


* - Party-in-interest



                                          Aeroquip-Vickers Savings and Profit-Sharing Plan

                                               Employer Identification No. 34-4288310
                                                            Plan No. 015

                                           Line 27d - Schedule of Reportable Transactions

                                                    Year Ended December 31, 1998




                                                                                                                     HISTORICAL
 IDENTITY OF PARTY     DESCRIPTION OF ASSET (INCLUDE INTEREST             PURCHASE              SELLING                 COST
     INVOLVED          RATE AND MATURITY IN THE CASE OF A LOAN)            PRICE                 PRICE                OF ASSET
------------------------------------------------------------------------------------------------------------------------------------

The Vanguard Group           Vanguard 500 Index Fund                   $43,220,552.44
The Vanguard Group           Vanguard 500 Index Fund                                         $43,363,493.59        $34,658,923.35
The Vanguard Group           Vanguard STAR Fund                         24,435,768.22
The Vanguard Group           Vanguard STAR Fund                                               26,748,731.01         23,152,898.76
The Vanguard Group           Vanguard Treasury Money Market             20,722,269.68
The Vanguard Group           Vanguard Treasury Money Market                                   15,447,613.05         15,447,613.05
The Vanguard Group           Vanguard Windsor II Fund                   37,763,908.13
The Vanguard Group           Vanguard Windsor II Fund                                         32,340,093.95         27,174,824.33
The Vanguard Group           Aeroquip-Vickers Fixed Income Fund         94,966,381.30
The Vanguard Group           Aeroquip-Vickers Fixed Income Fund                               81,064,172.97         81,064,172.97
N/A                          Aeroquip-Vickers Stock Fund                48,713,526.20
N/A                          Aeroquip-Vickers Stock Fund                                      26,314,738.83         23,906,604.10
                                                                                CURRENT
                                                                               VALUE OF
                                                                               ASSET ON
 IDENTITY OF PARTY     DESCRIPTION OF ASSET (INCLUDE INTEREST                 TRANSACTION            HISTORICAL
     INVOLVED          RATE AND MATURITY IN THE CASE OF A LOAN)                   DATE              GAIN (LOSS)
----------------------------------------------------------------------------------------------------------------

The Vanguard Group           Vanguard 500 Index Fund                         $43,220,552.44
The Vanguard Group           Vanguard 500 Index Fund                          43,363,493.59         $8,704,570.24
The Vanguard Group           Vanguard STAR Fund                               24,435,768.22
The Vanguard Group           Vanguard STAR Fund                               26,748,731.01          3,595,832.25
The Vanguard Group           Vanguard Treasury Money Market                   20,722,269.68
The Vanguard Group           Vanguard Treasury Money Market                   15,447,613.05                  -
The Vanguard Group           Vanguard Windsor II Fund                         37,763,908.13
The Vanguard Group           Vanguard Windsor II Fund                         32,340,093.95          5,165,269.62
The Vanguard Group           Aeroquip-Vickers Fixed Income Fund               94,966,381.30
The Vanguard Group           Aeroquip-Vickers Fixed Income Fund               81,064,172.97                  -
N/A                          Aeroquip-Vickers Stock Fund                      48,713,526.20
N/A                          Aeroquip-Vickers Stock Fund                      26,314,738.83          2,408,134.73

